July 21, 2007

VIA FEDERAL EXPRESS

Mr. Jay Mumford Securities and Exchange Commission 100 F Street, N.E.– Mail Stop 6010 Washington, D.C. 20549	David C. Adams 916.558.6028 direct dadams@weintraub.com

Re:	Solar Power, Inc. Amendment No. 5 to Registration Statement on Form SB-2 Filed June 28, 2007 File No. 333-140023
Dear Mr. Mumford:
We represent Solar Power, Inc., a California corporation, and formerly a Nevada corporation (the “Company”), and are providing this letter on behalf of the Company.
This letter responds to the Securities and Exchange Commission’s July 17, 2007 letter (the “Comment Letter”), and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s registration statement on Form SB-2 (the “Form SB-2”). In connection with the responses to the comments, the Company is concurrently filing pre-effective amendment number 6 to Form SB-2 (the “Amendment”). Therefore, the pages referenced in the responses below correspond to the page numbers in the Amendment. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience. Below are the Staff’s comments, with appropriate responses delineated after each comment for clarity.
Prospectus Cover Page
COMMENT NO. 1

Securities and Exchange Commission
July 21, 2007

     We note your response to prior comment I and your revised disclosure. If you plan to list on an exchange other than OTCBB, please identify that specific exchange; otherwise, delete the language “or on an Exchange.” It should be clear to all selling shareholders that they must sell at a fixed price of $1.25 per share even if trading on the Pink Sheets commences.
RESPONSE: The language “or on an Exchange” has been deleted.
Summary
COMMENT NO. 2
     State the business purpose for each transaction, including the mergers of the California and Nevada corporations.
RESPONSE: Further disclosure with respect to business purposes been added in the Prospectus Summary.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Background and Corporate History, page 20
COMMENT NO. 3
     Please refer to prior comment 4. We note the revisions made in the first paragraph to include information about the reverse merger in the last sentence. However, it would be less confusing if you addressed this matter (along with when it happened) at the beginning of the paragraph and then discussed the origin of the Welund Fund name change in order to draw a clear distinction between the two entities identified as “Solar Power,

Securities and Exchange Commission
July 21, 2007

Inc.” In this regard, please revise the use of “we” in the first paragraph under “Business Development” on page 30 so that it applies only to Solar Power, Inc., the registrant (and a California corporation ), rather than Solar Power, Inc., a Nevada corporation (formerly Welund Fund, Inc)
RESPONSE: As noted in the comment, we have further clarified the entities and transactional path.
COMMENT NO. 4
     We note your response to prior comment 3 and your added disclosure that IAS HK had no officers. Please expand the disclosure to explain who made management and business decisions. Also, disclose whether Messrs. Kircher, Moore and Ferrell were officers or directors of IAS Shenzhen. Please provide similar disclosure on page 30 in your Description of Business section.
RESPONSE: Disclosure has been added to clarify that Messrs. Kircher and Moore at the applicable times were directors and Mr. Kircher made management and business decisions. Mr. Ferrell was not an officer of either entity. In addition, neither entity has formal officers.
Recent Events, page 25
COMMENT NO. 5
     It appears that the placement of the last sentence of the first paragraph on page 26 is an error. Please remove. Otherwise, please provide additional explanation regarding the relevance of this statement to the subject of the paragraph.
RESPONSE: The referenced sentence has been removed.

Securities and Exchange Commission
July 21, 2007

Customers, page 37
COMMENT NO. 6
     We note your response to prior comment 12. Given that your revenues from Centex Homes and DR Horton represent approximately two percent of total revenues from the sale of photovoltaic systems for the most recent quarter, explain why you have focused your disclosure on sales to these two entities. Expand to discuss in more detail sales to your major customers, and identify any major customer who accounts for 10 percent or more of total revenues for the most recently completed fiscal year, quantifying the percentage for each. Discuss the material terms of contracts you have with major customers such as Sun Country, and file material contracts as exhibits.
RESPONSE: The Company has amended its disclosure on page 37 to limit its discussions to customers who account for 10% or more of its revenue. The Company had previously provided a broader discussion because all of its contracts are standard construction contracts and are specific to the job site. The Company considers its contracts to be in-the-course-of-business in nature and not material. As such, these contracts do not need to be filed.
Directors, Executive Officers and Significant Employees, page 42
COMMENT NO. 7.
     Mr. Kircher’s bio continues to be incorrect and incomplete. We note, for example, that Mr. Kircher also held the position of Chairman of the Board for the Nevada corporation. Also, reconcile the inconsistency in the third and sentences.

Securities and Exchange Commission
July 21, 2007

RESPONSE: Mr. Kircher’s bio has been corrected to clearly delineate his positions with both companies.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 54
COMMENT NO. 8:
     Please refer to prior comment 17. We note the replacement of “we” with “Solar Power, Inc., a Nevada Corporation (formerly Welund Fund)”. However, your discussion remains confusing as “our” in the first paragraph refers to “Solar Power, Inc., the new registrant”. In this regard, replacing “we” in the second paragraph on page 55 with “Solar Power, Inc., a Nevada Corporation (formerly Welund Fund)” compounds this confusion since the engagement of Macias Gini & O’Connell LLP occurred after the reverse merger in December 2006 whereupon Solar Power, Inc. became the new registrant. Please revise here and throughout the document to clarify.
RESPONSE: The revision has been made.
Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm, pages F-3 and F-4
COMMENT NO. 9.
     We note your response to prior comment 20. In light of your representation about the future anticipated growth of the company contained in your response, as well as disclosures contained in your Form SB-2 regarding your business plans, the staff does not object to your conclusion

Securities and Exchange Commission
July 21, 2007

regarding your principal auditor at this time. However, to the extent that your principal auditor does not audit in excess of 50% of total consolidated assets and total revenues in fiscal 2007, we may have further comment, and would encourage the company to consult with the staff well in advance of filing its 2007 Form 10-K should this be the case.
RESPONSE: We note your comment and will treat it as a future comment. We will evaluate and consult with staff, if necessary, prior to auditing our year end financials.
Consolidated Statements of Cash Flows, page F-8
COMMENT No. 10
     Please refer to prior comment 24. We note the separate disclosure made for proceeds received by Solar Power, Inc., a California corporation, from the sale of common stock in the amount of $425,000. However, referring back to your May 15, 2007 response to comment 38, the amount recorded as “cash received from merger with Solar Power, Inc. (formerly Welund Fund, Inc.) under cash flows from financing activities continues to include the non-cash charge of $422,400 (i.e., net proceeds received from the private placement was $14,575,532). A s previously stated, if the difference is not the non-cash charge, tell us and disclose what it is. Otherwise, remove it as cash from financing activities.
RESPONSE: After further discussion with Staff, we understand this comment will be withdrawn. Accordingly, no changes in disclosure have been made.
COMMENT NO. 11.
     Please refer to prior comment 24. Please revise to reflect the cash received from your merger with Solar Power, Inc., formerly Welund Fund, Inc.,

Securities and Exchange Commission
July 21, 2007

in December 2006 as an investing activity, or tell us why the amount is properly reflected as a financing activity for the registrant.
RESPONSE: We have revised the Statement of Cash Flows for the year ended December 31, 2006 to reflect the cash received from the merger as an investing activity and summarized the effect in Note 17.
Note 1. Organization and Basis of Financial Statement Presentation, page F-11
COMMENT NO. 12
     Please refer to prior comment 28. In your response, you state that your acquisition agreement with DSCI “included a provision that working capital contributions made by them, if any, subsequent to June I, 2006, would be included as a component of the DRCI purchase price. Thus, upon the close on November 15, 2006, the purchase price was adjusted to reflect the $331,192 in DRCI operating expenses funded by them from June 1, 2006 to November 15, 2006.” Please explain whether the reimbursement was contingent upon the acquisition, or whether you would have been obligated to reimburse DSCI regardless of whether the acquisition occurred. In this regard, discuss how this term is consistent with your other representations that you were required to provide all financing necessary for DRCI’s operation after June 1, 2006. Discuss how you considered that term in your analysis under FIN 46R.
RESPONSE: The reimbursement of working capital contributed by DSCI was not contingent upon the DRCI acquisition closing. Upon further analysis of the acquisition accounting, the Company determined it would be more appropriate to eliminate the $331,192 as a component of purchase price and to reflect them as operating expenses as incurred. Accordingly, the

Securities and Exchange Commission
July 21, 2007

Company modified the disclosures in the financial statements and in the filing to reflect this change. See Note 17 for the effect of the change on the financial statement.
COMMENT NO. 13
     Further, we note your response which states that you “allocated the purchase price paid of $1,446,565 (including the working capital adjustment component of $331,192) to the assets and liabilities acquired (including the asset representing the operating expenses paid by DSCI).” You also note that in calculating the purchase price as of June 1, 2006, you used all of the information available to you including the total amount of expenses ultimately paid by DSCI for DRCI between June 1, 2006 and November 15, 2006. If you were obligated to reimburse DSCI for any expenses incurred on behalf of DRCI during the period from June 1, 2006 through November 15, 2006, then you would ordinarily accrue for these amounts as incurred and reflect them in the financial statements of DRCI in the proper period. Please revise or explain to us in detail the basis under U.S. GAAP for reflecting these amounts as a prepaid asset in DRCI’s balance sheets as of June 1, 2006 and not in the period in which the expenses were paid by DSCI and incurred by DRCI. That is, it does not appear appropriate under paragraphs 18 — 21 of FIN 46R to record the fair value of an asset that did not exist as o -June 1, 2006, the date that you first became the primary beneficiary
RESPONSE: See response to Comment No. 12 above.
COMMENT NO. 14
     Also, you state in your response that when you provided your interim financial statements for the nine months ended September 30, 2006 you had not yet completed your analysis of the allocation of the purchase price for DRCI. As such, you “had not determined the method and timing of the amortization of the prepaid costs. In the fourth quarter of 2006, alter the close

Securities and Exchange Commission
July 21, 2007

of the merger, the Company made the determination to fully amortize the prepaid expense.” It is unclear how, as of June 1, 2006, the expenses incurred by DSCI from June, 2006 through November 15, 2006 represent costs of acquiring DRCI that you must allocate under paragraphs 35 — 36 of SFAS 141. If the amounts represent expenses of DRCI incurred between June 1, 2006 and November 15, 2006, then we would ordinarily expect, since you were consolidating DRCI during this period under FIN 46R, that you would have reflected those expenses as incurred within your financial statements and not wholly within the fourth quarter of 2006 as part of a purchase price allocation adjustment under SFAS 141. In addition, if the amounts were proper prepaid expenses as of June 1, 2006 in DRCI’s financial statements, then you would also generally expense those amounts as incurred. Please revise or explain to us your basis under U.S. GAAP for recording the amounts in the fourth quarter of 2006. Please note that if you present comparative interim financial statements in 2007, then your accounting for each interim period within 2007 and 2006 should be properly stated in accordance with U.S. GAAP.
RESPONSE: See response to Comment No. 12 above. The working capital reimbursement liability accrual and the associated expenses are now reflected in the financial statements in the periods incurred and not wholly within the fourth quarter of 2006 as part of a purchase price allocation adjustment. We will further amend our 8-K prior to going effective.
COMMENT NO. 15
     Please refer to prior comment 29. Your response states your belief that your accounting represents fair value under U.S. GAAP. However, we continue to note the disclosure on page 26 stating that the allocation of $637,088 to contracts in process represents “the estimated fair value of the costs... [you] would not have to incur.” Your response states that you

Securities and Exchange Commission
July 21, 2007

estimated the “actual costs incurred up to June 1st by DRCI and used that amount to estimate the percentage of those costs to the total potential contract value. You used this estimated percentage which ranged from one to three percent, depending upon the stage of negotiation and applied this percentage to the total potential contract value to calculate the $637,008. Since the amount recorded should be the fair value of the asset acquired, consistent with paragraph 18 of FIN 46R, please revise or further explain why the amount allocated represents the fair value of the asset under FIN 46R. Discuss why the amount allocated represents the amount a buyer would be willing to pay to acquire the future cash flows expected to arise from the potential orders. Discuss the extent to which your valuation considered the estimated amount of those cash flows discounted at an appropriate rate. For example, for an individual contract, if you believed it was probable that you would terminate the discussions or negotiations with the customer (i.e., no future cash flows expected related to the contract), then it would not be appropriate to allocate a value to that contract based upon the costs previously incurred by DRCI.
RESPONSE: The Company’s methodology for determining the fair value of the contracts in negotiation was reasonable given the options available. There was no market for trading photovoltaic contract opportunities and the Company’s search for comparable sales transactions that included valuations for contract opportunities did not reveal any appropriate comparisons. The Company did inquire into possible appraisal methods, but found the cost for such services to be prohibitive in light of the size of the transaction, and was unable to determine that such methods would result in a basis upon which management could reasonably determine fair value.
As such, the Company looked at alternative factors upon which it could form a basis to determine fair value. The Company determined that an appropriate method of valuing the opportunities acquired would be to determine what the Company would have to spend to create similar opportunities. In reviewing its methodology, the Company compared its estimated percentages against commissions paid to independent sales contractors. The Company’s estimated percentages for fair value ranged

Securities and Exchange Commission
July 21, 2007

from one to three percent of gross contract value and its independent sales contractors earn commission rates ranging from four to six percent of gross contract value. In illustration, if a typical independent sales consultant worked on ten contract opportunities, managed to obtain four signed contracts and earned a four percent commission on each closed deal (a close rate of 40%), then the average commission rate on all ten opportunities would equal 1.6 percent (0.04 commission rate x 40% close rate). In discussion with the DRCI Business Development team and based upon their experience in the industry, the Company concluded that a reasonable close rate was within a range of 30% to 50% depending upon the experience of the sales/business development person. DRCI was a development stage company with only one sales/business development person with specific photovoltaic experience. Based on these factors and a review of the contracts, management determined that a 40% contract close rate was a reasonable estimate of how many “opportunities” would result in a signed contract. As a result, the Company’s fair value of the DRCI contracts is consistent with the opportunity cost that would have been incurred by paying an outside sales contractor a 4% commission to close an overage of 40% of the opportunities. Management believes that this value is reflective of the fair value the Company would pay for a similar cash flow opportunity.
COMMENT NO. 16
     Please refer to prior comments 29 and 30. On page 26 you state that you amortized $454,000 of the expenses in the fourth quarter of 2006. You expensed the costs “either when the contract was signed or when the prospect terminated the discussion or negotiations.” As previously noted in comment 30, you should generally amortize the assets over their useful life which is related to the period of expected cash inflows associate with those assets, consistent with paragraph 11 of SFAS 142. Since the cash inflows of a contract would occur over the period of the contract, your amortization

Securities and Exchange Commission
July 21, 2007

period does not appear to comply with that guidance. Please revise or explain to us further the accounting basis under U.S. GAAP for the amortization method and period selected.
RESPONSE: The Company revised the disclosure to reflect that the expenses are amortized over the life of the signed contract or when the prospect terminated the discussion or negotiations. From June 1st through the third quarter of 2006, no contract opportunities were either signed or terminated.
Note 10, Stock-based Compensation, page F-19
COMMENT NO. 17
     Please refer to prior comment 42. Please revise to disclose, similar to your response, that 25% of the options vested upon grant.
RESPONSE: The Company amended its disclosure on page F-21 to state the vesting schedule of the options granted.
COMMENT NO. 18
     Please refer to prior comment 44. Please provide the disclosures required by paragraph A240(e)(2)(a) of SFAS 123R for your performance-based awards.
RESPONSE: We have revised the disclosure regarding the expected term of performance-based stock options to include our consideration of certain factors including absence of historical data and seniority level of the recipients on page F-20. In addition we have added clarity to the performance-based stock option vesting schedule on page F-21.
COMMENT NO. 19

Securities and Exchange Commission
July 21, 2007

     Please refer to prior comment 47. In reference to the stock option expense of $83,477 recorded during the quarter ended March 31, 2007, please reconcile it to the sum of the amounts provided on the table showing the calculation of the non-vested compensation costs (60,752 + S16,475 = $77,227) presented in your response to prior comment 46.
RESPONSE: We present the table from our response to Comment No. 46 with the reconciliation following. Total stock-based compensation recorded in the quarter ended March 31, 2007 was $183,477 ($60,752 service-based + $16,475 performance based + $6,250 restricted stock + $100,000 stock grants in the quarter ended March 31, 2007)

	Service-	Performance-	Restricted
	based	based	Stock	Total
Black-Scholes-Merton fair value of stock options and restricted stock	$988,500	$292,000	$100,000	$1,380,500
Compensation for the period ended December 31, 2006	(247,125)	(65,890)	(25,000)	(338,015)

Non-vested compensation costs at December 31, 2006	741,375	226,110	75,000	1,042,485
Black-Scholes-Merton fair value for grants during the period ended March 31, 2007	93,203	—	100,000	193,203
Impact of forfeitures during the period ended March 31, 2007	(12,356)	—	—	(12,356)
Compensation for the period ended March 31, 2007	(60,752)	(16,475)	(106,250)	(183,477)

Non-vested compensation costs at March 31, 2007	$761,470	$209,635	$68,750	$1,039,855

Securities and Exchange Commission
July 21, 2007

March 31, 2007 stock-based compensation
Service-based	$60,752
Performance-based	16,475
Restricted stock	6,250

83,477
Restricted stock issued	100,000

Total	$183,477

Note 16. Subsequent Events, page F-26
COMMENT NO. 20
     Please refer to prior comment 48. We note that your response did not address your consideration of paragraphs 9 and 10 which discuss the amount of the total equity investment at risk that is necessary to permit an entity to finance its activities without additional subordinated financial support. In addition, you should also address paragraph 11 which states that a development stage entity would not meet the conditions in paragraph 5(a) of FIN 46R “if it can be demonstrated that the equity invested in the entity is sufficient to permit it to finance the activities it is currently engaged in... and provisions in the entity’s governing documents and contractual arrangements allow additional equity investments.”
RESPONSE: Although the partnership agreement with J.R. Conkey (JRC) was executed in March 2007, to date no activity has occurred in the partnership. Neither JRC nor the Company have contributed their initial capital or performed any of their stated responsibilities. The Company does not expect any activity in the third quarter of 2007. The Company views this partnership as immaterial to our current business. In addition, the accounting for a Variable Interest Entity (VIE) is not material to our financial statements. The Company agrees to evaluate the accounting for a VIE if and when the

Securities and Exchange Commission
July 21, 2007

partnership becomes material. In addition, the Company acknowledges that this may be a future comment and the Staff may raise this issue in the future if and when the partnership does become material.
COMMENT NO. 21
     In addition, please provide a reasonably detailed analysis of your consideration of paragraphs 14 – 15 of FIN 46R in determining that you are the primary beneficiary.
RESPONSE: Refer to our response in Comment No. 20.
COMMENT NO. 22
     We note from page 26 that you believe that under paragraph 5(a)(4) of FIN 46R that you should consolidate the partnership with JRC since you have “additional risk with loans that will be advanced to the partnership.” Please tell us and disclose in more detail the significant terms and nature of this risk, quantified to the extent practicable. In addition, paragraph 5(a)(4) of FIN 46R states that the total equity investment at risk does not include “amounts financed for the equity investor... directly by the entity or by other parties involved with the entity.” Since you plan to provide loans to the partnership and not vice versa, please explain how this paragraph applies to your analysis.
RESPONSE: Refer to our response in Comment No. 20.
COMMENT NO. 23

Securities and Exchange Commission
July 21, 2007

     Please refer to prior comment 49. We note your inclusion of income statements and statements of cash flows for the nine months ended September 30, 2006 and the comparable period of the preceding year. However, there is no indication of additional disclosures required by Instruction 2(2) of Item 310(b). For example, during this interim period net revenue and cost of sales were reported by this development stage entity. In addition, there were cash borrowings from related parties in excess of $670,000. Please provide disclosures of these and other material transactions recorded during this period.
RESPONSE: The Company revised its disclosure in Note 8 on page F-49 to reflect the related party transaction in the interim financial statements.
COMMENT NO. 24
     On page F-49, we note the disclosure that DRCI did not enter into the management agreement with SPI until August 2006. DRCI also discloses that under that agreement SPI would only absorb “certain of [DRCI’s] payroll and inventory costs and ...provide general management and accounting functions” while “all other costs of [DRCI] are to be absorbed by [DRCI].” Please reconcile this disclosure with your prior representations and the disclosures on page F- 11, including the disclosure that SPI was required to absorb 100% of DRCI’s operations and the date that you entered into the agreement. We may have further comments on the accounting or disclosure for the transaction with DRCI after reviewing your response.
RESPONSE: The footnote has been changed to disclose that SPI was required to absorb 100% of DRCI’s operations from June 1, 2006 until closing as provide by the Merger and Operating agreements. The parties reached verbal agreement and began operating pursuant to that verbal agreement in June 2006. The verbal agreement was reduced to a formal written agreement, which was ultimately executed in August 2006.

Securities and Exchange Commission
July 21, 2007

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Period Ended December 31, 2006, page F-51
COMMENT NO. 25
     Please refer to prior comment 54. In reference to the amount recorded for general and administrative expenses for the nine months ended September 30, 2006, you responded that $72,471 of the costs were charged against the proceeds from the offering in the fourth quarter. It was also determined that the remaining portion of $56,154 was related to discontinued operations and thereby excluded from the presentation. Please tell us what the amount of $6,931 represents since it we s not previously recorded.
RESPONSE: The $6,931 represents administrative costs of Solar Power, Inc., a Nevada Corporation (formerly Welund Fund, Inc.) in the fourth quarter related to management of the private placement funds. The costs include bookkeeping charges, bank fees and legal fees.
Recent Sales of Unregistered Securities, page II-1
COMMENT NO. 26
     We note your response to prior comment 60. Please expand to provide all the disclosure required by Item 701 of Regulation SB for all securities sold within the past three years. We note for example, the options described in the table Outstanding Equity Awards at Fiscal Year End on page 47.
RESPONSE: The additional disclosure, previously inadvertently omitted, has been added for the option grants.
Form 8-K/A filed on January 23, 2007

Securities and Exchange Commission
July 21, 2007

COMMENT NO. 27
     Please refer to prior comments 58 and 59. We note from your response that the “amended financials will be filed after (this) SB-2 amendment is submitted.” Since there is no indication that you have filed a Form 8-K amendment, please confirm to us that it will be filed prior to effectiveness of your Form SB-2.
RESPONSE: The Company confirms that it will file an amendment to Form 8-K/A filed on January 23, 2007 prior to effectiveness of our Form SB-2.
Form 10-QSB for the Quarterly Period Ended September 30, 2006
COMMENT NO. 28
     Please refer to prior comment 54. We note your response that you had previously included the costs of your private placement within SG&A expenses in the quarter ended September 30, 2006. In the fourth quarter of 2006 you corrected the error out of period by charging the costs against the proceeds of the offering. If material, please amend your Form 10-KSB to properly reflect the direct cost; related to the private placement as a cost of the offering and provide any disclosures required by SFAS 154 and Item 4.02 of Item 8-K.
RESPONSE: Referring to prior comment 54, the adjustments made to the proforma financial statements were made from the perspective of the accounting survivor, Solar Power, Inc., a California corporation and only included relevant amounts to the proforma statements. Since the net effect of consolidating the Solar Power, Inc., a Nevada corporation (formerly Welund Fund, Inc.) and Solar Power, Inc., a California corporation puts the relative balance sheet and income statement amounts that were prior to December 29, 2006 against additional paid in capital that is where the $72,471 would have resided at December 31, 2006. Therefore we feel that an

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July 21, 2007

amendment of the 10-QSB for September 30, 2006 and disclosures under SFAS 154 and Item 4.02 of Item 8-K are not required.
In addition, for any questions or further discussions relating to this matter, please contact me directly at (916) 558-6028.
Very truly yours,
weintraub genshlea chediak
LAW CORPORATION
/s/ David C. Adams
David C. Adams
DCA:dmg
Enclosures

cc:	Stephen C. Kircher (w/o encls.) Glenn Carnahan (w/o encls.)